Exhibit 99_1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas75244

February14, 2011

Dune Energy, Inc.

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved, probable, and possible crude oil, condensate, and natural gas reserves, as of December 31, 2010, of certain selected properties owned by Dune Energy, Inc. (Dune).This evaluation was completed on February 14, 2011.Dunehas represented that these properties account for 100 percent of Dune’s net proved, probable, and possible reserves as of December 31, 2010. The net proved, probable, and possible reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2010. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Dune after deducting all interests owned by others.

Data used in this evaluation were obtained from reviews with Dune personnel, Dune files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Dune with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

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Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves included in this report are classified by degree of proof as proved, probable, or possible. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

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(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable reserves – Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible reserves – Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (iii) of the proved oil and gas definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

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Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. Probable and possible reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with proved reserves.

The development status shown herein represents the status applicable on December 31, 2010. In the preparation of this study, data available from wells drilled on the appraised properties through December 31, 2010, were used in estimating gross ultimate recovery. When applicable, gross production estimated to December 31, 2010, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2010. Production data through November 2010 were available for most properties.

Our estimates of Dune’s net reserves attributable to the reviewed properties are based on the definitions of reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf).

	Proved		Probable		Possible
	Oil and Condensate (Mbbl)	Gas (MMcf)	Oil and Condensate (Mbbl)	Gas (MMcf)	Oil and Condensate (Mbbl)	Gas (MMcf)

Producing	2,406	15,298	63	645	0	0
Nonproducing	1,309	16,835	66	1,497	0	0
Undeveloped	1,977	16,420	336	582	1	3,257

Total	5,692	48,553	465	2,724	1	3,257

Note: Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.

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Primary Economic Assumptions

Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. These values are based on the continuation of prices in effect on December 31, 2010.

Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, and capital costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Revenue values in this report were estimated using the initial prices and expenses provided by Dune. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The assumptions used for estimating future prices and expenses are as follows:

Oil and Condensate Prices

Dune has represented that the oil and condensate prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Dune supplied differentials by field to the ConocoPhillips WTI reference price of $76.05 per barrel and the prices were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $78.34 per barrel.

Natural Gas Prices

Dune has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials and British thermal units factors to the Henry Hub Louisiana Onshore reference price of $4.38 per million British thermal units furnished by Dune and held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $4.714 per Mcf.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Dune, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

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The estimated future revenue and expenditures attributable to the production and sale of Dune’s net proved reserves of the properties appraised, as of December 31, 2010, is summarized in thousands of dollars (M$), as follows:

	Proved			Total Proved
	Developed Producing	Developed Nonproducing	Undeveloped
Future Gross Revenue, M$	259,912	182,050	232,794	674,756
Production and Ad Valorem Taxes, M$	27,027	16,668	19,726	63,421
Operating Expenses, M$	103,328	49,783	27,653	180,764
Investment Costs, M$	0	12,964	40,682	53,646
Abandonment Costs, M$	33,456	0	0	33,456
Future Net Revenue, M$	96,101	102,635	144,733	343,469
Present Worth at 10 Percent, M$	68,404	47,921	98,204	214,529

Note: Future income taxes have not been taken into account in the preparation of these estimates.

The estimated future revenue and expenditures attributable to the production and sale of Dune’s net probable reserves of the properties appraised, as of December 31, 2010, is summarized in thousands of dollars (M$) as follows:

	Probable			Total Probable
	Developed Producing	Developed Nonproducing	Undeveloped
Future Gross Revenue, M$	7,995	11,892	29,326	49,213
Production and Ad Valorem Taxes, M$	649	1,249	3,504	5,402
Operating Expenses, M$	26	2,234	919	3,179
Investment Costs, M$	0	1,235	864	2,099
Abandonment Costs, M$	0	0	0	0
Future Net Revenue, M$	7,320	7,174	24,039	38,533
Present Worth at 10 Percent, M$	6,746	3,654	11,526	21,926

Notes:

1. Future income taxes have not been taken into account in the preparation of these estimates.

2. Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

The estimated future revenue and expenditures attributable to the production and sale of Dune’s net possible reserves of the properties appraised, as of December 31, 2010, is summarized in thousands of dollars (M$) as follows:

	Possible			Total Possible
	Developed Producing	Developed Nonproducing	Undeveloped
Future Gross Revenue, M$	0	0	16,179	16,179
Production and Ad Valorem Taxes, M$	0	0	1,087	1,087
Operating Expenses, M$	0	0	1,117	1,117
Investment Costs, M$	0	0	8,200	8,200
Abandonment Costs, M$	0	0	0	0
Future Net Revenue, M$	0	0	5,775	5,775
Present Worth at 10 Percent, M$	0	0	2,525	2,525

Notes:

1. Future income taxes have not been taken into account in the preparation of these estimates.

2. Values for possible reserves have not been risk adjusted to make them comparable to values for proved reserves.

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Estimates of oil, condensate, and natural gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2010, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

In our opinion, the information relating to estimated proved, probable, and possible reserves, estimated future net revenue from proved, probable, and possible reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9,932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (5), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Dune. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Dune. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Paul J. Szatkowski
Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1. That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Dune dated February 14, 2011, and that I, as Senior Vice President, was responsible for the preparation of this report.

2. That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 36 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Paul J. Szatkowski
Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton